Exhibit 1.01

EnSync, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2015

This Conflict Minerals Report (the “Report”) of EnSync, Inc. (herein referred to as “EnSync”, the “Company”, “we”, “us”, or “our”) for calendar year 2015 has been prepared pursuant to Rule 13p-1 and Form SD under the Securities and Exchange Act of 1934, as amended (the “Rule”).
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. As described in this Report, in 2015, the Company’s operations manufactured, or contracted to manufacture, products, and certain of the Conflict Minerals were necessary to the functionality or production of those products.
The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo and any adjoining country. Accordingly, the Company has performed due diligence on the source and chain of custody of the Conflict Minerals, as described in this Report. Based on this good faith reasonable country of origin inquiry, the Company was unable to determine that none of the Conflict Minerals originated in the Covered Countries or did come from recycled or scrap sources, and thus it may be possible that some of the Conflict Minerals used in the production of the Company’s products may have originated in one or more of the Covered Countries.
Product Determination
This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2015.  EnSync has identified three product lines that contain Conflict Minerals necessary to the functionality or production of the product.  Small amounts of gold, tin and tungsten are used in the purchased circuit boards, cabling and varying raw materials used in manufacturing our Matrix Energy Management System, Agile Hybrid energy storage systems and EnerSection energy management system (the "Covered Products").

Due Diligence Process
In accordance with Rule 13p-1, we undertook due diligence efforts on the source and chain of custody of the Conflict Minerals in the Covered Products. Our due diligence measures have been designed to conform to the framework as set forth in the internationally recognized Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”) of the Organization for Economic Cooperation and Development (OECD).
EnSync’s due diligence measures included:
•	Establishing an internal team to implement our Conflict Minerals due diligence measures;
•	Determining which Conflict Minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by EnSync;
•	Conducting a supply chain survey of suppliers of materials, parts, components or products containing necessary Conflict Minerals;
•	Following up with suppliers that failed to respond or provided incomplete responses to the supply chain survey;
•	Conducting a “Reasonable Country of Origin Inquiry” for suppliers to ensure traceability throughout our supply chain to establish the origin of Conflict Minerals; and
•	Implementing a process to review supplier responses and communicate all findings to the Vice President of Global Supply Chain.
Due Diligence Results
As a downstream consumer of Conflict Minerals, we rely on our suppliers to gather information about smelters and refiners that processed the Conflict Minerals in the specific products or components that the suppliers provided to EnSync. We identified and contacted a total of eight suppliers of Conflict Minerals-related products and components and received responses from all eight suppliers. However, responses we received from certain suppliers did not provide us with sufficient information to be able to identify the smelters or refineries relating to the Conflict Minerals included in our products. Due to the incomplete nature of the data available from our supply chain, a direct result of the Conflict Mineral supply chain complexity and the limited number of certified conflict-free smelters for all Conflict Minerals, we are unable to determine the precise origin of many of the Conflict Minerals included in our products.

Steps to Further Mitigate Risk
We intend to take the following steps to improve the number and quality of supplier responses in the near future and to mitigate any risk that the Conflict Minerals used in our products may benefit armed groups:
•	continue to engage with our suppliers in order to obtain complete survey responses about the origin of our Conflict Minerals and to commence to trace the supply chain; and
•	consider integrating our standard contractual terms with requirements regarding Conflict Minerals and responsible sourcing.